SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-9076

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

FORTUNE BRANDS RETIREMENT SAVINGS PLAN

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

FORTUNE BRANDS, INC.

520 Lake Cook Road

Deerfield, Illinois 60015

Fortune Brands Retirement Savings Plan

December 31, 2009 and 2008

Note:	Other supplemental schedules required by the Employee Retirement Income Security Act that have not been included herein are not applicable to the Fortune Brands Retirement Savings Plan.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Corporate Employee Benefits

Committee of Fortune Brands, Inc.:

We have audited the accompanying statements of net assets available for benefits of the Fortune Brands Retirement Savings Plan (the “Plan”), as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009 and schedule of non-exempt transactions for delinquent participant contributions for the year ended December 31, 2009 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Chicago, Illinois

June 29, 2010

Fortune Brands Retirement Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2009 and 2008

(Dollars in thousands)

	2009	2008
Assets
Plan’s interest in Fortune Brands, Inc.
Master Trust net assets	$665,675	$565,347
Mutual funds	—	87
Participant loans	14,861	16,009

Receivables
Company contributions	9,197	4,672
Participant contributions	475	185

Total receivables	9,672	4,857

NET ASSETS AVAILABLE FOR BENEFITS	$690,208	$586,300

The accompanying notes are an integral part of these statements.

Fortune Brands Retirement Savings Plan

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years ended December 31, 2009 and 2008

(Dollars in thousands)

	2009	2008
Additions
Allocated share of Fortune Brands, Inc.
Master Trust investment income (loss)	$117,688	$(238,806)
Interest on participant loans	870	1,071
Company contributions	24,489	20,643
Participant contributions	36,269	39,904
Rollover contributions	1,296	3,646
Transfers into the Plan (Note C)	638	30,280

Total net additions	181,250	(143,262)

Deductions
Benefits paid to participants	76,348	60,094
Transfers from the Plan (Note C)	994	19,423

Total deductions	77,342	79,517

NET INCREASE (DECREASE)	103,908	(222,779)

Net assets available for benefits
Beginning of year	586,300	809,079

End of year	$690,208	$586,300

The accompanying notes are an integral part of these statements.

Fortune Brands Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

(Dollars in thousands)

NOTE A - DESCRIPTION OF PLAN

General

The Fortune Brands Retirement Savings Plan (the “Plan”) is designed to encourage and facilitate systematic savings and investment by eligible employees for their retirement. The Plan is a tax-qualified defined contribution retirement plan that complies with Section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”). The Plan is subject to various provisions of the Code and the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. Fortune Brands, Inc. (“Fortune”) and each of its operating company subsidiaries participating in the Plan are referred to collectively as the “Companies” and individually as a “Company.” Operating company subsidiaries that participated in the Plan in 2008 and 2009 include: MasterBrand Cabinets, Inc. (“MasterBrand”) which includes Omega Cabinets, Ltd. (“Omega”) and Kitchen Craft of Canada (“Kitchen Craft”); Moen Incorporated (“Moen”); Therma-Tru Corp. (“Therma-Tru”) and Tru Logistics, Inc. (“Tru Logistics”); Master Lock Company LLC (“Master Lock”); Waterloo Industries, Inc. (“Waterloo”); Dixie Pacific Manufacturing LLC; Acushnet Company (“Acushnet”); Simonton Building Products, Inc., Simonton Industries, Inc., Simonton Windows, Inc., SimEx, Inc., Fypon, Ltd. and Hy-Lite Products, Inc., f/k/a SBR, Inc. (“SBR”); and Beam Global Spirits & Wine, Inc. (“Beam”) which includes Jim Beam Brands Co. (“Beam Co.”), Future Brands LLC, Maker’s Mark Distillery, Inc. (“Makers Mark”), and Cruzan Viril, Ltd. (“Cruzan”).

Effective December 17, 2007, Peak Wines International, Inc. and Beam Wine Estates, Inc., two former divisions of Beam, ceased participating in the Plan due to a sale of the two companies to Constellation Brands, Inc. The assets of the Plan related to such participants were transferred out of the Plan in April 2008 to a plan sponsored by Constellation Brands, Inc.

Effective September 1, 2008, the American Lock Company 401(k) and Profit Sharing Plan merged with and into the Plan. Effective December 1, 2008, Cruzan became a participating company in the Plan. Effective December 31, 2008, the Future Brands LLC Retirement Savings Plan, the Dixie Pacific Manufacturing Inc. 401(k) Plan and the Tru-Logistics 401(k) Plan merged with and into the Plan.

The financial statements present the net assets available for Plan benefits as of December 31, 2009 and 2008, and the changes in net assets available for Plan benefits for the years then ended. The assets of the Plan are included in a pool of investments known as the Fortune Brands, Inc. Master Trust (the “Master Trust”), along with the assets of the Fortune Brands Hourly Employee Retirement Savings Plan. The Master Trust investments are administered and held by Fidelity Management Trust Company (the “Trustee”).

The following provides a brief description of the Plan. Participants should refer to the Plan document for a more complete description of the Plan’s provisions, which is available from the Plan administrator at 520 Lake Cook Road, Deerfield, Illinois 60015.

Fortune Brands Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS—CONTINUED

December 31, 2009 and 2008

(Dollars in thousands)

Contributions

The Plan is a tax-qualified defined contribution retirement plan. Contributions are held by the Trustee and accumulated in individual participant accounts. Participants may make tax deferred contributions under Section 401(k) of the Code of up to 50% of “eligible compensation” (as defined under the Plan), subject to lower limits for “highly compensated employees” (as defined under the Code) who participate in the Plan. Participants’ annual tax deferred contributions are limited by the Code to $16.5 and $15.5 in 2009 and 2008, respectively. In addition, during the year in which a participant attains age 50 and in subsequent years, the participant may elect additional unmatched, pretax “catch up” contributions of up to $5.5 and $5 in 2009 and 2008, respectively.

Participants of Fortune Brands, Inc. and its participating operating subsidiaries, other than Beam participants, may also make after-tax contributions, but the sum of tax deferred contributions and after-tax contributions may not exceed 50% of eligible compensation (lower limitations apply to highly compensated employees). If a participant has reached the limitations on tax deferred contributions as described above, the participant may elect to have the tax deferred contributions automatically switch to after-tax contributions.

Participants that are eligible to make tax deferred contributions may roll over balances from another eligible tax qualified retirement plan or individual retirement account into the Plan.

Effective as of May 1, 2008, eligible employees who had neither enrolled in the Plan nor affirmatively declined enrollment in the Plan became automatically enrolled in the Plan and were deemed to have elected to make tax deferred contributions equal to 1% of their eligible compensation. In addition, participants making tax deferred contributions automatically had their contribution rate increased by 1% on the first payroll period for which it is administratively feasible following May 1 of each year unless they affirmatively declined participation in the automatic increase program. The automatic deferral increase program does not apply to participants who are deferring 6% or more of their eligible compensation. Participants may elect to change or discontinue their participation in the automatic enrollment and automatic deferral rate increase at any time.

On behalf of each eligible participant, Therma-Tru and Tru Logistics will make a Qualified Nonelective Contribution each payroll period equal to 3% of compensation through March 31, 2009. Effective April 1, 2009 the Therma-Tru and Tru Logistics Qualified Nonelective Contribution was reduced to 1.5% of compensation. Any Qualified Nonelective Contribution made by Therma-Tru or Tru Logistics will be allocated to the qualified nonelective employer contribution (QNEC) accounts of eligible participants based on such eligible participants’ respective compensation for such Plan year.

Most of the Companies provide a matching contribution (in varying amounts stated in the Plan) on a participant’s elective pre-tax contributions. Fortune, Beam, Moen and Therma-Tru each made profit-sharing contributions for their eligible employees in 2009 and Fortune, Beam, Moen and Cruzan each made profit-sharing contributions for their eligible employees in 2008. For more information on the amount of profit-sharing and matching contributions provided by each Company, refer to the Plan document, which is available from the Plan administrator.

Fortune Brands Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS—CONTINUED

December 31, 2009 and 2008

(Dollars in thousands)

Participants may direct the investment of their tax deferred contributions, catch-up contributions, after-tax contributions, matching contributions, profit-sharing contributions and rollover contributions, if any, in the available investment funds under the Plan. The Plan makes various investment funds available to participants, including a Fortune Brands common stock fund (“Fortune Stock Fund”). The Plan designates the Fortune Stock Fund as an employee stock ownership plan (“ESOP”).

Participant account balances are maintained to reflect each participant’s beneficial interest in each of the investment funds available under the Plan. Participant account balances are increased by participant and Company contributions (including rollovers from other plans) and decreased by the amount of withdrawals and distributions. Income and losses on Plan assets are allocated to participants’ accounts based on the ratio of each participant’s account balance invested in an investment fund to the total of all participants’ account balances invested in that fund as of the preceding valuation date.

Vesting

Participants are immediately vested in their own contributions, Qualified Nonelective Contributions, plus earnings on those contributions. Certain groups have varying vesting schedules, outlined in the Plan document.

Participants (other than Moen and Therma-Tru participants) vest in the Companies’ annual profit-sharing contribution plus related earnings based on the earliest to occur of the following: (1) retirement; (2) death; (3) disability; (4) attainment of age 65; (5) termination of employment without fault, or (6) years of service as summarized below:

Number of years of service	Vesting %
Less than 1	0%
1 but less than 2	20
2 but less than 3	40
3 but less than 4	60
4 but less than 5	80
5 or more	100

Moen participants are vested in Moen profit sharing contributions after three years of service.

Therma-Tru participants are 100% vested in the Therma-Tru profit sharing account at all times.

Fortune Brands Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS—CONTINUED

December 31, 2009 and 2008

(Dollars in thousands)

Forfeitures

On December 31, 2009 and 2008 forfeited nonvested accounts totaled $975 and $625, respectively. These accounts will be used to reduce future Company contributions. Also, Company contributions were reduced by $76 and $179 in 2009 and 2008, respectively from forfeited nonvested accounts.

Loans

A participant may apply for a loan of at least $1 from the vested portion of the participant’s account balance (excluding the portion in certain subaccounts) in an amount which does not exceed one-half of the participant’s vested balance, provided that the loan also does not exceed $50. Any loans applied for are also reduced by any other loan outstanding under the Plan within the previous twelve months. The term of any loan shall not exceed five years, unless the loan is related to the purchase of the participant’s principal residence. No more than one home residence loan and one loan for any other purpose may be outstanding at any one time.

A new loan may not be applied for until 30 days after any prior loan is repaid in full. Each loan bears a rate of interest commensurate with prevailing market rates at the time of issuance. Repayment is made by payroll deduction so that the loan is repaid over the term of the loan in substantially level installments not less frequently than quarterly.

Distributions and Withdrawals

Benefits are payable from a participant’s account under the Plan’s provisions upon a participant’s death, retirement or other termination of employment in a lump sum or in installment payments. The Plan also permits withdrawals to be made by participants who have incurred a “hardship” as defined in the Plan or who have attained age 59- 1/2. Beginning January 1, 2010, a participant will be permitted to request rollover distributions from their accounts into a Roth IRA.

Distributions and withdrawals are recorded when paid.

Fortune Brands Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS—CONTINUED

December 31, 2009 and 2008

(Dollars in thousands)

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Adoption of New Accounting Guidance

Effective January 1, 2008, the Plan adopted accounting guidance issued by the Financial Accounting Standards Board (“FASB”) that established a single authoritative definition of fair value, set a framework for measuring fair value, and required additional disclosures about fair value measurements. In accordance with the guidance, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The three levels of the fair value hierarchy are as follows:

Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 inputs are other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including:

1.	Quoted prices for similar assets or liabilities in active markets.

2.	Quoted prices for identical or similar assets or liabilities in inactive markets.

3.	Inputs other than quoted prices that are observable for the assets or liabilities (including volatilities).

4.	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 inputs are unobservable for the asset or liability (including the entity’s own assumptions about the assumptions that market participants would use in pricing the asset or liability) and significant to the fair value measurement.

Fortune Brands Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS—CONTINUED

December 31, 2009 and 2008

(Dollars in thousands)

In 2009, the FASB issued updates to the initial fair value measurements and disclosures guidance that covered determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly. Such guidance expanded disclosures and required that major categories for debt and equity securities in the fair value hierarchy table to be determined on the basis of the nature and risks of the investments.

In September 2009, the FASB amended the fair value measurements and disclosures for investments in certain entities that calculate net asset per share (or its equivalent). The amendment is effective for the first reporting period ending after December 15, 2009 and expands the required disclosures for certain investments with a reported net asset value (NAV). The Plan has adopted both changes to the fair value measurements and disclosures guidance on a prospective basis for the year ended December 31, 2009. Adoption did not have a material impact on the fair value determination and disclosure of applicable investments. The effect of the adoption had no impact on the statements of net assets available for benefits and statements of changes in net assets available for benefits.

In January 2010, the FASB amended the fair value measurements and disclosures by adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. This amendment is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Plan is currently evaluating the impact this amendment will have on the financial statements.

In July 2009, the FASB established the FASB Accounting Standards Codification (ASC) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The ASC supersedes all existing non-SEC accounting and reporting standards and is not intended to change GAAP. The use of the ASC was effective for financial statements issued for periods ending after September 15, 2009.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for Plan benefits at the date of the financial statements and the changes in net assets available for Plan benefits during the reporting period and, when applicable, the disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Fortune Brands Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS—CONTINUED

December 31, 2009 and 2008

(Dollars in thousands)

Investment Valuation

Plan management uses the following methods and significant assumptions to estimate fair value of investments. There have been no changes in the methodologies used at December 31, 2009 and 2008.

The Plan’s investment in the Master Trust is presented at fair value, which has been determined based on the fair value of the underlying investments of the Master Trust.

The investments held by the Master Trust are valued as follows:

Collective trust funds: Valued at the net asset value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shared outstanding. The NAV’s unit price is quoted on a private market and the underlying assets owned by the fund are traded on active markets.

Mutual Funds: Valued at the NAV of shares held by the plan at year end, which is obtained from an active market.

Common stock: Valued at the closing price reported on the active market on which the security is traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different fair value measurement at the reporting date.

See Note D – Investment in Master Trust for the Master Trust’s investments by level within the fair value hierarchy as of December 31, 2009 and 2008.

Participant loans: valued at their outstanding balances, which approximates fair value.

The following tables present the Plan’s investments held outside the Master Trust by level within the fair value hierarchy as of December 31:

	2009
	Level 1	Level 2	Level 3	Total
Participant loans	$—	$—	$14,861	$14,861

Total assets at fair value	$—	$—	$14,861	$14,861

Fortune Brands Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS—CONTINUED

December 31, 2009 and 2008

(Dollars in thousands)

	2008
	Level 1	Level 2	Level 3	Total
Mutual funds	$87	$—	$—	$87
Participant loans	—	—	16,009	16,009

Total assets at fair value	$87	$—	$16,009	$16,096

The following table includes a summary of changes in the fair value of the Plan’s Level 3 investments for the years ended December 31:

	2009	2008
Participant loans
Balance, beginning of year	$16,009	$15,831
Purchases, sales, issuances, and settlements (net)	(1,148)	178

Balance, end of year	$14,861	$16,009

Income Recognition

Security transactions are accounted for on the trade-date basis. Dividend income is accrued on the ex-dividend date. Interest income is recorded on the accrual basis. Net realized and unrealized (depreciation) appreciation, along with dividend income and interest income not from participant loans are recorded in the accompanying statements of changes in net assets available for benefits as allocated share of Fortune Brands, Inc. Master Trust investment income (loss).

Operating Expenses

Certain expenses incurred by the Plan are netted against earnings prior to allocation to participant accounts. These include investment manager, trust and recordkeeper expenses and are recorded in the accompanying statements of changes in net assets available for benefits as allocated share of Fortune Brands, Inc. Master Trust investment income (loss). Other expenses are paid by Fortune Brands.

Subsequent Events

The Companies have evaluated subsequent events from December 31, 2009 the date these financial statements were available to be issued. There were no subsequent events that require recognition or additional disclosure in these financial statements of the Plan.

NOTE C - TRANSFERS TO AND FROM THE PLAN

In connection with the sale of Peak Wines and Beam Wine Estates to Constellation Brands, Inc., employees of the two companies ceased participating in the Plan and the assets of the Plan related to the participants employed by those companies were transferred out of the Plan in April 2008 to a plan sponsored by Constellation Brands, Inc. Account assets totaling $18,298 and participant loans totaling $409 were transferred out in cash.

Fortune Brands Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS—CONTINUED

December 31, 2009 and 2008

(Dollars in thousands)

Effective September 1, 2008, the American Lock Company 401(k) and Profit Sharing Plan merged with and into the Plan and $49 of assets were transferred into the Plan. Effective December 31, 2008, the Future Brands LLC Retirement Savings Plan merged with and into the Plan. Investments totaling $27,635 and participant loans of $383 were transferred into the Plan. Also effective December 31, 2008, the Dixie Pacific Manufacturing Inc. 401(k) Plan and the Tru-Logistics 401(k) Plan merged with and into the Plan and assets of $33 and $54, respectively, were transferred in.

Transfers between the Plan and the Fortune Brands Hourly Employee Retirement Savings Plan occur due to participant changes in status from hourly to salaried, or vice versa, or transfers between operating companies. Transfers to other Plans were $994 and $716 at December 31, 2009 and 2008, respectively. Transfers into the Plan were $638 and $2,126 at December 31, 2009 and 2008, respectively.

NOTE D - INVESTMENT IN MASTER TRUST

The investments of the Master Trust are maintained under a trust agreement with the Trustee. The Plan had a total beneficial interest of approximately 87.29% and 87.47% in the Master Trust’s net assets at December 31, 2009 and 2008, respectively.

The Master Trust’s net assets at December 31, 2009 and 2008 are as follows (in thousands):

	2009	2008
Assets
Investments, at fair value
Interest bearing cash	$74,649	$81,107
Mutual funds	396,580	465,694
Collective trust funds	192,126	63,701
Common stock
Managed account	56,858	—
Fortune Brands, Inc. common stock	42,036	35,663

Total investments	762,249	646,165
Due from brokers	1,625	1,486

Total assets	763,874	647,651
Liabilities
Other payables	454	29
Due to broker	819	1,265

Total liabilities	1,273	1,294

Net assets of the Master Trust available for benefits	$762,601	$646,357

Fortune Brands Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS—CONTINUED

December 31, 2009 and 2008

(Dollars in thousands)

The net appreciation (depreciation) in fair value of investments, interest income, dividend income and administrative expenses related to the Master Trust for the years ended December 31, 2009 and 2008, are as follows (in thousands):

	2009	2008
Net appreciation (depreciation) in fair value
Common stock
Managed account	$13,251	$—
Fortune Brands, Inc. common stock	5,012	(25,141)
Mutual funds	59,187	(255,874)
Collective trust funds	44,282	(21,355)

Net appreciation (depreciation) in fair value of investments of the Master Trust	121,732	(302,370)
Interest income	728	2,480
Dividend income	12,775	16,998
Administrative expenses	(912)	(545)

Total Master Trust investment income (loss)	$134,323	$(283,437)

The following tables present the Master Trust’s investments by level within the fair value hierarchy as of December 31 (in thousands):

	2009
	Level 1	Level 2	Level 3	Total
Interest bearing cash	$74,649	$—	$—	$74,649
Mutual funds
U.S. large cap equity	204,166	—	—	204,166
U.S. small cap equity	18,232	—	—	18,232
International equity	65,876	—	—	65,876
Core fixed income	108,306	—	—	108,306

Total mutual funds	396,580	—	—	396,580
Collective trust funds
Lifepath (a)	—	192,126	—	192,126
Common stock
U.S. small cap equity	56,858	—	—	56,858
Fortune Brands, Inc.	42,036	—	—	42,036

Total common stock	98,894	—	—	98,894

Total investments at fair value	$570,123	$192,126	$—	$762,249

(a)	The collective trust funds are valued at their December 31, 2009 net asset value per share as provided by the funds’ administrator. The investment strategy of these funds is to maximize total return with a risk level that may be appropriate for each fund’s particular timeframe by holding a mix of stocks and fixed income instruments and gradually shifting to a conservative risk level at the end of the timeframe. Redemption from these funds is permitted with 30-days notice.

Fortune Brands Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS—CONTINUED

December 31, 2009 and 2008

(Dollars in thousands)

	2008
	Level 1	Level 2	Level 3	Total

Interest bearing cash	$81,107	$—	$—	$81,107
Mutual funds	465,694	—	—	465,694
Collective trust funds	—	63,701	—	63,701
Common stock	35,663	—	—	35,663

Total assets at fair value	$582,464	$63,701	$—	$646,165

Certain amounts have been reclassified to conform with current year presentation.

NOTE E - RISKS AND UNCERTAINTIES

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in market value could materially affect participants’ account balances and the amounts reported in the statements of net assets available for Plan benefits and the statements of changes in net assets available for Plan benefits.

NOTE F - TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by letter dated April 14, 2008, that the Plan and related trust are designed in accordance with applicable sections of the Code. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is currently designed and is currently being operated in compliance, in all material respects, with the applicable requirements of the Code.

NOTE G - RELATED-PARTY TRANSACTIONS

Certain Master Trust investments are managed by Fidelity Investments. Fidelity Investments is an affiliated company of the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

The Master Trust also holds shares of Fortune Brands common stock in a unitized fund which is made up primarily of stock plus a percentage of short-term investments.

Fortune Brands Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS—CONTINUED

December 31, 2009 and 2008

(Dollars in thousands)

Fees have been paid to Fidelity by the Plan for recordkeeping and investment management services for the years ended December 31, 2009 and 2008.

NOTE H - PLAN TERMINATION

Although they have not expressed any intent to do so, the Companies have the right under the Plan to discontinue contributions at any time and Fortune, as Plan sponsor, has the right to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in the Company contribution portion of their accounts.

SUPPLEMENTAL SCHEDULES

Fortune Brands Retirement Savings Plan

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2009

(Dollars in Thousands)

	(b) (c)		(e)
(a)	Description and identity of issue, borrower, lessor or similar party	(d) Cost**	Current value

*	Loans to participants - Interest rates ranging from 3.25% to 10.25%		$14,861

			$14,861

*	Indicates a party-in-interest to the Plan.
**	Cost information omitted for investments that are fully participant directed.

Fortune Brands Retirement Savings Plan

SCHEDULE H, LINE 4a - SCHEDULE OF NON-EXEMPT TRANSACTIONS FOR

DELINQUENT PARTICIPANT CONTRIBUTIONS

Year Ended December 31, 2009

(Dollars in Thousands)

Participant Contributions Transferred Late to Plan	Total That Constitute Nonexempt Prohibited Transactions	Total Fully Corrected Under VFCP and PTE 2002-51

$0.6	$0.6	$—

Contributions Not Corrected	Contributions Corrected Outside of VFCP	Contributions Pending Correction in VFCP

$—	$0.6	$—

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FORTUNE BRANDS RETIREMENT SAVINGS PLAN

June 29, 2010	By:	/S/ FRANK J. CORTESE
Frank J. Cortese, Chairman
Corporate Employee Benefits Committee of Fortune Brands, Inc.

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm, Grant Thornton LLP.